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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

INSTRUCTIONS FOR USING FORM N-8F

THIS  FORM MAY BE FILED BY AN  INVESTMENT  COMPANY  ("FUND")  THAT IS  CURRENTLY
REGISTERED  WITH THE  SECURITIES  AND EXCHANGE  COMMISSION  UNDER THE INVESTMENT
COMPANY ACT OF 1940 ("ACT"), IS SEEKING TO DEREGISTER, AND IS IN ONE OF THE FOUR
CATEGORIES IN INSTRUCTION 1 BELOW.

1.  To use this form,  the fund must be seeking to  deregister  under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

    (a)  The  fund has (i)  sold  substantially  all of its  assets  to  another registered  fund  or (ii)  merged  into or  consolidated  with  another registered fund ("MERGER");

    (b)  The  fund  has  distributed  substantially  all  of its  assets  to its shareholders and has completed, or is in the process of, winding up its affairs ("LIQUIDATION");

    (c)  The fund  qualifies for an exclusion from the definition of "investment
         company"  under  section   3(c)(1)  or  section   3(c)(7)  of  the  Act
         ("ABANDONMENT OF REGISTRATION"); or

    (d)  The  fund  has  become  a  business   development   company  ("BUSINESS
         DEVELOPMENT COMPANY").

2.  If the fund is not eligible to use this form refer to rule 0-2 under the Act
    [17 CFR 270.0-2] for general  instructions on filing an application with the
    Commission.  Applications  for  deregistration  pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation
    S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.  This  form  and  all  exhibits  must  be  submitted  electronically  to  the
    Commission in accordance with rule  101(a)(1)(iv)  of Regulation S-T [17 CFR
    232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.  Amendments to this form also must be filed electronically (SEE Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.  No fee is required to submit this form or any amendments.

6.  Funds are reminded of the requirement to timely file a final Form N-SAR with the  Commission.  SEE rule 30b1-1  under the Act [17 CFR  270.30b1-1];  Form
    N-SAR [17 CFR 274.101].

SEC'S COLLECTION OF INFORMATION
-------------------------------

An agency may not  conduct or sponsor,  and a person is not  required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in
Instruction  1 may use this form.  The principal  purpose of this  collection of information  is  to  enable  the  Commission  to  determine  that  a  registered investment  company has ceased to be an investment company as defined by the Act or is a business  development  company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments  concerning the accuracy of the burden  estimate of this form, and any suggestions for reducing this burden.
This collection of information has been reviewed by the Office of Management and
Budget in  accordance  with the  clearance  requirements  of 44  U.S.C.  § 3507.
Responses to this collection of information will not be kept confidential.

TEXT OF THE FORM BEGINS ON THE NEXT PAGE

I.    GENERAL IDENTIFYING INFORMATION

 1.   Reason fund is applying to deregister  (check ONLY ONE; for  descriptions,
      SEE Instruction 1 above):

      [_]  MERGER

      [X]  LIQUIDATION

      [_]  ABANDONMENT OF REGISTRATION
           (Note:  Abandonment of  Registration  answer ONLY questions 1 through
           15, 24 and 25 of this form and  complete  verification  at the end of the form.)

      [_]  Election of status as a BUSINESS DEVELOPMENT COMPANY
           (Note: Business Development Companies answer ONLY questions 1 through
           10 of this form and complete verification at the end of the form.)

 2.   Name of fund: SBL Variable Annuity Account X

 3.   Securities and Exchange Commission File No.: 811-08779

 4.   Is this an initial Form N-8F or an  amendment  to a previously  filed Form
      N-8F?

      [_] Initial Application          [X] Amendment

 5.   Address of Principal Executive Office (include No. & Street,  City, State,
      Zip Code):

      Security Benefit Life Insurance Company
      700 SW Harrison Street, Topeka, Kansas, 66636-0001

 6.   Name,  address and telephone  number of individual  the  Commission  staff should contact with any questions regarding this form:

      Amy J. Lee
      Security Benefit Life Insurance Company
      700 SW Harrison Street, Topeka, Kansas, 66636-0001     (785) 431-3226

 7.   Name, address and telephone number of individual or entity responsible for maintenance  and  preservation  of fund records in  accordance  with rules
      31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Security Benefit Life Insurance Company
      700 SW Harrison Street, Topeka, Kansas 66636-0001      (785) 431-3000

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE
      THE RECORDS  DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS  SPECIFIED
      IN THOSE RULES.

 8.   Classification of fund (check only one):

      [_]  Management company;
      [X]  Unit investment trust; or
      [_]  Face-amount certificate company.

 9.   Subclassification if the fund is a management company (check only one):

      [_] Open-end          [_] Closed-end

10.   State law under which the fund was  organized or formed  (e.g.,  Delaware,
      Massachusetts):

      Kansas

11.   Provide  the name  and  address  of each  investment  adviser  of the fund
      (including  sub-advisers)  during the last five years,  even if the fund's contracts with those advisers have been terminated:

      N/A

12.   Provide the name and  address of each  principal  underwriter  of the fund during  the last five  years,  even if the  fund's  contracts  with  those underwriters have been terminated:

      Security Distributors, Inc.
      700 SW Harrison Street, Topeka, Kansas 66636-0001

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)  Depositor's name(s) and address(es):

           Security Benefit Life Insurance Company
           700 SW Harrison Street, Topeka, Kansas 66636-0001

      (b)  Trustee's name(s) and address(es): N/A

14.   Is there a UIT  registered  under the Act that  served  as a  vehicle  for investment in the fund (e.g., an insurance company separate account)?

      [_] Yes          [X] No

      If yes, for each UIT state:

           Name(s):

           File No.: 811-______

           Business Address:

15.   (a)  Did the fund obtain  approval from the board of directors  concerning the decision to engage in a Merger,  Liquidation  or  Abandonment  of
           Registration?

           [ ] Yes          [X] No

           If Yes, state the date on which the board vote took place:

           If No, explain:  The fund is a separate  account of Security  Benefit
           Life Insurance Company.  The fund was established  pursuant to K.S.A.
           40-436 and 40-437 by a  resolution  of  Security  Benefit's  Board of
           Directors  dated  March  23,  1998.  The  Board of  Directors  in the resolution  establishing the separate account authorized the officers of Security  Benefit to  de-register  the separate  account under the
           Investment Company Act of 1940 and the Securities Act of 1933.

      (b)  Did the fund obtain  approval from the  shareholders  concerning  the decision  to  engage  in a  Merger,  Liquidation  or  Abandonment  of
           Registration?

           [_] Yes          [X] No

           If Yes, state the date on which the shareholder vote took place:

           If No, explain: There were no shareholders of the fund at the time it was determined to liquidate the fund.

II.   DISTRIBUTIONS TO SHAREHOLDERS

16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X] Yes          [_] No

      (a)  If Yes, list the date(s) on which the fund made those distributions:

           June 18, 2000

      (b)  Were the distributions made on the basis of net assets?

           [X] Yes          [_] No

      (c)  Were the distributions made PRO RATA based on share ownership?

           [X] Yes          [_] No

      (d)  If No to (b) or (c) above,  describe the method of  distributions  to shareholders.  For Mergers,  provide the exchange  ratio(s)  used and explain how it was calculated: N/A

      (e)  LIQUIDATIONS ONLY:
           Were any distributions to shareholders made in kind?

           [_] Yes          [X] No

           If Yes,  indicate the  percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?

      [_] Yes          [_] No

      If  Yes,   describe   the  method  of   calculating   payments  to  senior
      securityholders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [X] Yes          [_] No

      If No,

      (a)  How many  shareholders does the fund have as of the date this form is filed?

      (b)  Describe the relationship of each remaining shareholder to the fund:

19.   Are there any  shareholders  who have not yet  received  distributions  in complete liquidation of their interests?

      [_] Yes          [X] No

      If Yes,  describe  briefly  the  plans  (if any) for  distributing  to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20.   Does the fund have any assets as of the date this form is filed?
      (SEE QUESTION 18 ABOVE)

      [_] Yes          [X] No

      If Yes,

      (a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)  Why has the fund retained the remaining assets?

      (c)  Will the remaining assets be invested in securities?

           [_] Yes          [_] No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates  if the fund is a  face-amount  certificate  company)  or any other liabilities?

      [_] Yes          [X] No

      If Yes,

      (a)  Describe the type and amount of each debt or other liability:

      (b)  How does the fund  intend  to pay  these  outstanding  debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)  List  the  expenses   incurred  in  connection  with  the  Merger  or
           Liquidation:

             (i)  Legal expenses:                                 0
            (ii)  Accounting expenses:                            0
           (iii)  Other expenses (list and identify separately):  0
            (iv)  Total expenses (sum of lines (i)-(iii) above):  0

      (b)  How were those expenses allocated? N/A

      (c)  Who paid those expenses? N/A

      (d)  How did the fund pay for unamortized expenses (if any)? N/A

23.   Has  the  fund  previously  filed  an  application  for  an  order  of the
      Commission regarding the Merger or Liquidation?

      [_] Yes          [X] No

      If Yes, cite the release numbers of the Commission's  notice and order or, if no  notice  or order  has been  issued,  the file  number  and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [_] Yes          [X] No

      If Yes,  describe  the  nature of any  litigation  or  proceeding  and the position taken by the fund in that litigation:

25.   Is the  fund  now  engaged,  or  intending  to  engage,  in  any  business activities other than those necessary for winding up its affairs?

      [_] Yes          [X] No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)  State the name of the fund surviving the Merger:

      (b)  State the  Investment  Company Act file number of the fund  surviving the Merger: 811-______

      (c)  If the  merger or  reorganization  agreement  has been filed with the
           Commission,  state  the file  number(s),  form type used and date the agreement was filed:

      (d)  If the merger or reorganization agreement has NOT been filed with the
           Commission,  provide a copy of the  agreement  as an  exhibit to this form.

                                  VERIFICATION

   The  undersigned  states  that  (i) he or she has  executed  this  Form  N-8F application  for an order under  section 8(f) of the  Investment  Company Act of
1940 on behalf  of the  fund,  a  separate  account  of  Security  Benefit  Life
Insurance  Company,  (ii) he or she is the  Secretary  of Security  Benefit Life
Insurance  Company,  and (iii) all actions by shareholders,  directors,  and any other body necessary to authorize the  undersigned to execute and file this Form
N-8F application have been taken. The undersigned also states that the facts set forth  in  this  Form  N-8F  application  are  true  to the  best  of his or her knowledge, information and belief.

                                         AMY J. LEE
                                         ---------------------------------------
                                         Amy J. Lee
                                         Secretary
                                         Security Benefit Life Insurance Company